Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Esperion Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 12, 2013

CIK No. 0001434868

Dear Mr. Riedler:

This letter is being submitted on behalf of Esperion Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on April 12, 2013 (the “Draft Registration Statement”), as set forth in your letter dated May 8, 2013 addressed to Tim M. Mayleben, President and Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

General

1.                                      We note that your draft is currently incomplete, as the number of shares to be offered, the range of the initial public offering price, several exhibits, and other disclosure items are omitted. Please be advised that we will not be in a position to grant effectiveness to your registration statement until it has been publicly filed and all required disclosure is included.

RESPONSE:  The Company acknowledges that the Staff will not be in a position to grant effectiveness to the Registration Statement until all required disclosure is included.  The Company respectfully advises the Staff that the form of legal opinion (Exhibit 5.1) to the Registration Statement is being provided supplementally to the Staff on the date hereof.

2.                                      We further note that you have submitted an application for confidential treatment concerning one of your exhibits. Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to your requesting effectiveness of your registration statement.

RESPONSE:  The Company acknowledges that the Staff’s comments, if any, to the Company’s confidential treatment request will be sent under separate cover and that any such comments must be resolved prior to the Company requesting effectiveness of the Registration Statement.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  The Company advises the Staff that at this time it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.  The Company also advises the Staff that at this time no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.  To the extent the Company does present any written communications to potential investors in reliance on Section 5(d) of the Securities Act or any broker or dealer that is participating or will participate in the offering publishes or distributes any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act, the Company will supplementally provide the Staff with copies of all such written communications or research reports.

Prospectus Summary

ETC-1002, page 1

4.                                      Please amend the description here and on page 64 of how ETC-1002 will function to make the description more easily understandable by the lay reader while explaining more specifically how ETC-1002 will act to reduce LDL-C levels.

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 1-2 and 67-68 to make the description of how ETC-1002 functions more easily understandable by the lay reader while explaining more specifically how ETC-1002 acts to reduce LDL-C levels.

Populations of Interest, page 2

5.                                      In your discussion of the Residual Risk Market, please amend your disclosure to state the basis of your estimate that 70% of individuals who use ETC-1002 as an add-on therapy would achieve their goals while the remainder would experience some decrease in LDL-C.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not intend to indicate that 70% of individuals who use ETC-1002 as an add-on therapy would necessarily achieve their LDL-C goals.  Rather, the Company intended to state its belief that of the 11 million residual risk patients in the United States, the Company estimates that 70% of those patients, or 7.7 million people, are within 30% of their LDL-C goal.  This estimate is based upon data from the Centers for Disease Control and Prevention study, “Vital Signs: Prevalence, Treatment, and Control of High Levels of Low-Density Lipoprotein Cholesterol—United States, 1999 — 2002 and 2005 — 2008” (the “CDC Study”).  The Company respectfully advises the Staff that a copy of the CDC Study is being provided supplementally to the Staff on the date hereof.

The CDC Study included 743 patients who were then taking a lipid lowering therapy.  Of those 743 patients, 229 patients were unable to achieve their LDL-C goal through their existing treatment.  The CDC Study found that of the 229 patients unable to achieve their LDL-C goal, 167 patients, or approximately 70%, were within 30% of their LDL-C goal.  The Company has revised pages 2 and 72-73 to reference the CDC Study as the basis for its estimate.

The Offering, page 5

6.                                      In this discussion, and nowhere else in your draft registration statement, you make reference to a possible reverse split of your common stock to be effected at an indefinite date. Please advise us as to whether or not you intend to effect such a reverse split and approximately when you expect it to take place. If you are certain that you will initiate a reverse stock split, please address this in your risk factor on pages 33-34 and consider including a discussion of it in your Business section and wherever else appropriate in your submission.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that the Company expects to effect a customary reverse stock split prior to filing a preliminary prospectus that includes a price range and to revise all disclosures in such preliminary prospectus to reflect the reverse stock split.  The Company respectfully submits to the Staff that because it intends to effect the reverse stock split prior to filing a preliminary prospectus that includes a price range, the Company believes that the reverse stock split is not a material risk to the Company, the offering or an investment in the Company’s common stock, and is not material to an understanding of the Company’s business.

Risk Factors

“We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations,” page 12

7.                                      Please expand the risk factor discussion to indicate the anticipated time period for completion of Phase 2b clinical trials and end of Phase 2 meeting with the FDA.

RESPONSE:  In response to the Staff’s comment, the Company has expanded its disclosure on pages 5, 12, 41 and 62 to indicate the anticipated time periods for completion of Phase 2b clinical trials and an end of Phase 2 meeting with the FDA.

“Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights,” page 32

8.                                      Please expand both the sub-caption and body of this risk factor to reflect that your investors will experience immediate dilution stemming from the difference in the public offering price and the pro forma net tangible book value per share of your common stock.

RESPONSE:  In response to the Staff’s comment, the Company has added a new risk factor on page 32 to reflect that the Company’s investors will experience immediate dilution stemming from the difference in the public offering price and the pro forma net tangible book value per share of its common stock.

“We have operated as a private company and have no experience attempting to comply with public company reporting and other obligations . . .,” page 33

9.                                      Please include in this risk factor an estimate of the annual costs associated with your reporting obligations.

RESPONSE:  The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur or the timing of such costs. The increase in legal, accounting and other expenses, and the timing of these increases, will be affected by numerous variables, the effects of which cannot be predicted accurately. Furthermore, while many of these increased costs relate to costs associated with the public reporting requirements with which the Company has not historically had to comply, including rules of the Commission, the Nasdaq Global Market and the Sarbanes-Oxley Act, some of such increased costs will result from additional infrastructure necessary to support the Company’s business, including its conduct of larger clinical trials. In addition, the Company cannot accurately predict when it will lose emerging growth company status and therefore cannot estimate when the additional compliance costs might increase. While the cost increase is undeniably driven by both anticipated public company costs and the inherent costs of operating an increasingly complex business, the Company respectfully submits to the Staff that the Company is concerned that attempting to allocate specific quantities of expenses to one or the other cause is necessarily speculative and potentially misleading.

Use of Proceeds, page 40

10.                               Please amend your disclosure to state the approximate dollar amount you intend to allocate toward the clinical development of ETC-1002 and clarify whether or not you believe this amount will be sufficient to launch a Phase 3 trial. In addition, please provide more information about the other expenditures you intend to make and the amounts to be allocated to each.

RESPONSE:  In response to the Staff’s comment, the Company has amended is disclosure on pages 12, 41 and 62.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 48

11.                               Please expand your tabular disclosure on page 49 to include research and development costs incurred to date from the point in time that you began tracking those costs by program.

RESPONSE:  In response to the Staff’s comment, the Company has expanded its tabular disclosure on page 50 to include these research and development costs incurred since inception.

Emerging Growth Company Status, page 56

12.                               Please expand this discussion to include the other exemptions that are available to you, such as the shareholder approval of executive compensation requirements of Sections 14A(a) and (b) of the Securities Exchange Act of 1934.

RESPONSE:  In response to the Staff’s comment, the Company has expanded the discussion on page 57 to include the other exemptions that are available to it as an “emerging growth company.”

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation & Warrant Liability

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 51

13.                               We have the following comments regarding your disclosure and accounting for stock-based compensation:

•                  Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed;

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will soon supplementally provide the Staff with a bona fide estimate of the range of the initial offering price for the shares of the Company’s common stock offered by the Registration Statement.  The Company respectfully advises the Staff that the estimated price range submitted supplementally may have a large variance between the low and the high end to reflect that the Company will be providing the range at a time when the results of ETC-1002-006, its first clinical trial specifically designed to evaluate ETC-1002 in a statin intolerant population with a primary endpoint of LDL-C lowering, are not yet available.  The Company expects to receive top-line efficacy and safety results from ETC-1002-006 in June 2013 prior to requesting that the Registration Statement be declared effective, and the Company expects that these results will have a material impact on the price of the Company’s common stock.

•                  Please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis; and

RESPONSE:  In response to the Staff’s comment, the Company has added a discussion beginning on pages 56-57 of each significant factor contributing to the difference between the fair value as of the date of the most recent grant and the estimated IPO price range that it will provide supplementally to the Staff.

•                  Once the IPO price is disclosed, we will assess your accounting for convertible equity and debt issuances.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing the Staff with a bona fide estimate of the range of the initial offering price for the shares of the Company’s common stock offered by the Registration Statement.  The Company respectfully advises the Staff that the estimated price range submitted supplementally may have a large variance between the low and the high end to reflect that the Company will be providing the range at a time when the results of ETC-1002-006, its first clinical trial specifically designed to evaluate ETC-1002 in a statin intolerant population with a primary endpoint of LDL-C lowering, are not yet available.  The Company expects to receive top-line efficacy and safety results from ETC-1002-006 in June 2013 prior to requesting that the Registration Statement be declared effective, and the Company expects that these results will have a material impact on the price of the Company’s common stock.

Business

ETC-1002, page 64

14.                               In this discussion, please state expressly whether the research you have performed and the discoveries you have made into inhibiting ACL and activating AMPK provides conclusive evidence that ETC-1002 is differentiated from statins and has the therapeutic effects you cite in your disclosure. If controversy remains in the medical and/or scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing ETC-1002. To the extent appropriate, any such controversies should also be addressed in your prospectus summary and in an independent risk factor.

RESPONSE:  In response to the Staff’s comment, the Company has expanded its disclosure on page 68 to clarify that ETC-1002 and statins have distinct mechanisms of action that target different enzymes.  The Company respectfully advises the Staff that the Company is a development stage biopharmaceutical company and that, to date, ETC-1002 has only completed Phase 2a clinical trials.  The Company will seek to demonstrate its hypotheses regarding ETC-1002’s differentiated and overall therapeutic effects through Phase 2b and 3 clinical trials before it can obtain regulatory approval for ETC-1002, as discussed throughout the Registration Statement, including on pages 9-12 of “Risk Factors.”

Shares Eligible for Future Sale, page 120

15.                               Please file as an exhibit a form of the Lock-Up Agreement entered into between you and your directors, executive officers, and certain shareholders.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not a party to the lock-up agreements entered into by the Company’s directors, executive officers and shareholders and has revised the disclosure on page 124 accordingly.  The Company also respectfully advises the Staff that the form of lock-up agreement executed by the Company’s directors, executive officers and shareholders will be filed as an exhibit to the form of underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement.

Financial Statements

Notes to Financial Statements

8. Fair Value Measurements, page F-15

16.                               You disclose that the fair value of your warrant liabilities increased by $32,367 during 2012. However, since the value of the warrant liability decreased and you recognized income due to the decrease in the value of the warrant liability you should have described the change in the fair value of the warrant liability as a decrease. Please revise.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page F-19.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern
Arthur R. McGivern

Enclosures

cc:                                Tim Mayleben, Esperion Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP